Exhibit 12.1
Ratio of Earnings in Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Income (Loss) from Continuing Operations	$2,678	$38,390	$89,729	$98,975	$195,527

Plus: Income Taxes	(6,476)	3,382	3,052	30,220	11,743

Minority Interest	—	—	—	—	—

Fixed Charges	19,532	21,122	18,002	14,124	24,123

Less: Capital Interest	(1,628)	(829)	(2,400)	(6,200)	(8,516)

Earnings Available for Fixed Charges	14,106	62,065	108,383	137,419	222,877

Fixed Charges:

Interest Expense	$17,243	$19,017	$14,475	$7,219	$14,291

Capitalized Interest	1,628	829	2,400	6,200	8,516

Amortization of Debt Discount and Issuance Cost	471	1,083	903	704	711

Estimated Portion of Rental Expense Equivalent to Interest	190	193	224	301	605

Total Fixed Charges	19,532	21,122	18,002	14,424	24,123

Ratio of Earnings to Fixed Charges	0.72 (1)	2.94	6.02	9.53	9.24

Deficiency	$5,426	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by $5,426,000 for the fiscal year ended December 31, 2004.